UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04044530

Act	Securities Exchange Act of 1934
Section	
Rule	14e-5
Public Availability	Immediately

February 2, 2004

PROCESSED
OCT 05 2004
THOMSON
FINANCIAL

Ms. Diane G. Kerr
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Tender Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Series B Shares and American Depository Shares of Grupo Financiero BBVA Bancomer, S.A. de C.V.
File No. TP 04-26

Dear Ms. Kerr:

In regard to your letter dated February 2, 2004, as supplemented by conversations with the staff, our response is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as defined in your letter, unless otherwise noted.

Response:

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act). The exemption from Rule 14e-5 is to permit Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA") to purchase or arrange to purchase all Series B Shares, including Series B shares represented by ADSs (collectively, the "BBVA Bancomer Securities") of its subsidiary Grupo Financiero BBVA Bancomer, S.A. de C.V. ("BBVA Bancomer") pursuant to the Mexican Offer during the U.S. Offer. You do not request, and we do not grant, any relief regarding purchases or arrangements to purchase shares or ADSs otherwise than pursuant to the Offers.

The foregoing exemption from Rule 14e-5 is based solely on your representations and the facts presented and is strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

842180

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
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212 450 4000
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212-450-4529

MESSETURM
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MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

February 2, 2004

Re: **All Cash Tender Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Series B Shares and American Depositary Shares of Grupo Financiero BBVA Bancomer, S.A. de C.V.**

Mr. James A. Brigagliano
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Mr. Brigagliano:

We are writing on behalf of our client Banco Bilbao Vizcaya Argentaria, S.A., a corporation (*sociedad anonima*) organized under the laws of the Kingdom of Spain ("**BBVA**"). BBVA intends to make an all cash tender offer for all Series B shares, including Series B shares represented by ADSs (collectively, the "**BBVA Bancomer Securities**"), of its 59.4%-owned Mexican subsidiary Grupo Financiero BBVA Bancomer, S.A. de C.V. ("**BBVA Bancomer**").

BBVA and BBVA Bancomer are foreign private issuers, as defined in Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), but only BBVA is a reporting company for purposes of United States securities laws. None of the BBVA Bancomer Securities are listed or traded on any United States stock exchange or automated quotation system or registered under the United States securities laws. The BBVA Bancomer Series B shares are listed on the Mexican Stock Exchange in Mexico and on the Latin America Euro Stock Market (Latibex) in Spain and in the United States the BBVA Bancomer ADSs are traded in the over-the-counter market and are quoted on the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) system. BBVA Bancomer is included on the Securities and Exchange Commission's (the "**Commission**") list dated June 19, 2003 of foreign private issuers that have claimed an exemption from the registration and periodic reporting provisions of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder.

BBVA intends to make the proposed all cash tender offer using a dual offer structure. BBVA will make concurrent offers in the United States and in Mexico, with the United States offer (the "**U.S. Offer**") being open to all holders of ADSs of BBVA Bancomer and to all holders of BBVA Bancomer Series B shares. The offer in Mexico (the "**Mexican Offer**" and, together with the U.S. Offer, the "**Tender Offers**" or the "**Offers**") will be open to all holders of BBVA Bancomer Series B shares. Holders of BBVA Bancomer ADSs may tender their ADSs only in the U.S. Offer unless they first convert their ADSs into BBVA Bancomer Series B shares. Holders of BBVA Bancomer Series B shares may tender their Series B shares in either the U.S. Offer or the Mexican Offer.

Accordingly, the Offers will be open to all holders of BBVA Bancomer Securities, including those holders who are residents of the United States, and will be subject to the regulatory schemes of the United States and Mexico. Because the BBVA Bancomer Securities are not registered under the Exchange Act, the Offers will not be subject to Regulation 14D or Rule 13e-3 under that Act and, accordingly, no Schedule TO, offer to purchase or other tender document will be filed with or submitted to the Commission. The Offers will be subject, however, to Regulation 14E under the Exchange Act. Except as otherwise provided herein, BBVA will comply with Regulation 14E and Rule 14e-5. BBVA does not intend to commence the Offers until all Mexican and Spanish regulatory law approvals required to be received prior to commencement of the Offers have been obtained.

We are hereby requesting that, in connection with the Offers, the Commission grant BBVA exemptive relief from the provisions of Rule 14e-5 under the Exchange Act to permit BBVA to purchase BBVA Bancomer Series B shares pursuant to the Mexican Offer.

General Information on BBVA and BBVA Bancomer

BBVA

BBVA is a diversified financial group whose primary businesses consist of retail banking, asset management, private banking and wholesale banking. BBVA operates in 11 Latin American countries and has a banking presence throughout Europe. At June 30, 2003, BBVA had 3,384 branches in Spain and, through its various affiliates, 3,584 branches and other offices outside Spain. At the same date, BBVA had total assets of €278 billion, customer funds (which include deposits, marketable debt securities, subordinated debt, mutual funds and pension funds) of €295 billion and stockholders' equity of €13 billion.

BBVA's American Depositary Shares, each of which represents one BBVA ordinary share, are listed on the New York Stock Exchange. BBVA's ordinary shares are listed on the Spanish Stock Exchanges in Madrid, Bilbao, Barcelona and Valencia and are quoted on the Automated Quotation System of the Spanish Stock Exchanges. BBVA's ordinary shares are also listed on the Buenos Aires, Frankfurt, Milan, Zurich and London Stock Exchanges.

BBVA Bancomer

BBVA Bancomer, a 59.4%-owned subsidiary of BBVA, is a financial services holding company whose assets consist of, among other things, one of the largest banks in Mexico based on the number of branches, total assets and total deposits. The capital stock of BBVA Bancomer consists of two classes of ordinary shares. BBVA Bancomer's Series F shares represent 51% of BBVA Bancomer's capital stock and are owned, directly or indirectly, exclusively by BBVA. BBVA Bancomer's Series B shares represent 49% of BBVA Bancomer's capital stock and are owned by BBVA and minority shareholders.

Based on information known to BBVA and certain investigations made on its behalf, BBVA believes that as of July 25, 2003, United States residents beneficially owned approximately 30% of the total capital stock of BBVA Bancomer, excluding BBVA Bancomer Securities owned by BBVA and any other 10% shareholders. BBVA does not believe that there has been a significant change in the level of ownership of U.S. residents. The BBVA Bancomer Securities sought by BBVA in the Offers represent all outstanding BBVA Bancomer Securities not already owned directly or indirectly by BBVA.

The Proposed Transaction Structure

Both the U.S. and Mexican regulatory regimes are applicable to an attempt by BBVA to purchase all the BBVA Bancomer Securities. In Mexico, tender offers for securities registered with the National Banking and Securities Commission (*Comision Nacional Bancaria y de Valores*, or the CNBV), such as the BBVA Bancomer Series B shares, may not be carried out, nor may tender offer documents be disseminated, unless the tender offer and the tender offer materials comply with applicable Mexican securities rules and regulations. As a result, dissemination in Mexico of U.S. tender offer materials of the type customarily used in the United States would violate Mexican securities rules and regulations. For example, applicable Mexican securities rules and regulations require that tender offer materials be prepared in Spanish and include specific information organized in a designated manner.

In addition, structuring the Offers as dual offers will facilitate participation in the transaction by holders of BBVA Bancomer ADSs by providing them with a tender offer document containing customary information for a transaction of this type and a means of tendering their securities into the U.S. Offer without having to first convert them to Series B shares and pay the fees ($5.00 per 100 ADSs) associated with such conversion.

In the U.S. Offer, BBVA is offering to purchase for cash all of the BBVA Bancomer Series B shares and all ADSs of BBVA Bancomer. The offer consideration payable in respect of BBVA Bancomer Series B shares or ADSs tendered in the U.S. Offer will be converted from Mexican pesos to U.S. dollars at the exchange rate obtainable on the spot market in New York at approximately noon (New York time) on the date the cash consideration is made available by BBVA for delivery in respect of the tendered BBVA Bancomer Series B shares and ADSs.

Simultaneously with the U.S. Offer, BBVA is offering in the Mexican Offer to purchase for cash all the outstanding BBVA Bancomer Series B shares for the same price and, except as stated herein, on the same terms as in the U.S. Offer. The U.S. Offer will be open to all holders of ADSs of BBVA Bancomer and to all holders of BBVA Bancomer Series B shares. The Mexican Offer will be open to all holders of BBVA Bancomer Series B shares. Holders of BBVA Bancomer ADSs may tender their ADSs only in the U.S. Offer unless they first convert their ADSs into BBVA Bancomer Series B shares. Holders of BBVA Bancomer Series B shares may tender their Series B shares in either the U.S. Offer or the Mexican Offer.

Discussion

Rule 14e-5, among other things, prohibits a person making a cash tender offer or an exchange offer for an equity security from directly or indirectly purchasing or making any arrangement to purchase such security or any security which is immediately convertible into or exchangeable for such security, otherwise than pursuant to such offer, from the time the offer is publicly announced until its expiration.

We note that, read literally, Rule 14e-5 could be interpreted to prohibit purchases of Series B shares pursuant to the Mexican Offer after the announcement of the U.S. Offer. We believe the exemptive relief requested from Rule 14e-5 with respect to the Mexican Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers. In *In the Matter of Tender Offer by Fintech Mobile Inc. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-105 (July 23, 2003), *In the Matter of Tender Offer by Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003), *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Geinez S.A. de C.V.*, Exchange Act File TV 02-93 (October 14, 2002), *In the Matter of The AES Corporation Tender Offer for Shares and ADSs of Compania Anonima Nacional Telefonos de Venezuela (CANTV)*, Exchange Act File TP 01-239 (October 22, 2001) and *In the Matter of Ivax Corp.'s Tender Offer for Shares and ADS's of Laboratorio Chile, S.A.*, Exchange Act File TP 01-136 (June 5, 2001), among others, the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 (formerly Rule 10b-13) so that the non-U.S. offers could be made during the pendency of the U.S. offers. See also *In the Matter of Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADS's of BBVA Banco Frances*, Exchange Act File TP 01-118 (April 19, 2001) (granting relief from Rule 14e-5 in the context of dual U.S. and Argentine offers), *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depository Shares of Banco Ganadero S.A.*, Exchange Act File TP 01-108 (March 9, 2001) (granting relief from Rule 14e-5 in the context of dual U.S. and Colombian offers) and *In the Matter of Tender Offers by Telefónica S.A. for Telecomunicacoes de Sao Paulo S.A., Tele Sudeste Celular Participacoes S.A., Telefónica del Peru, S.A.A. and Telefónica de Argentina S.A.*, Division of Market Regulation File No. TP-00-33 (May 31, 2000) (granting relief from Rule 14e-5 in the context of dual U.S./Brazilian, U.S./Peruvian and U.S./Argentine offers).

Please note that, in our view, there are serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act—namely, that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails, or of any facility of any national securities exchange"—would be satisfied in the case of purchases of shares of BBVA Bancomer by BBVA outside the United States. Nonetheless, we hereby apply for exemptions from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), to the extent and for the reasons set forth herein. Please note, however, that this application does not reflect a concession by BBVA that Rule 14e-5 would apply to purchases of shares of BBVA Bancomer in jurisdictions outside the United States, including in Mexico.

Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, it does not present the same risks as would open market purchases and the policies forming the basis for Rule 14e-5 will not be violated by the exemption being requested. BBVA's intention to make purchases pursuant to the Mexican Offer and the purchases themselves will be fully disclosed to U.S. shareholders who will be assured the benefit of the same price paid in the transactions occurring outside of the U.S. Offer.

Relief Requested

We hereby request exemptive relief from Rule 14e-5 under the Exchange Act to allow BBVA, its nominees, brokers and other agents to purchase BBVA Bancomer Series B shares pursuant to the Mexican Offer after the public announcement, but prior to the expiration, of the U.S. Offer. Such arrangements to purchase may include the solicitation and facilitation of tenders of Series B shares pursuant to the Mexican Offer.

If you require any further information or would like to discuss these matters further, please call any of the undersigned at 212-450-4000 and request to be transferred.

Very truly yours,

Diane G. Kerr
Andrés V. Gil
Michael J. Willisch